

Michael Floyd CEO
AfterrHome Inc
Baltimore, Maryland 21216

Balance Sheet

January 12,,2020-August 31,2020

(Un-audited)

AfterrHome, Inc.
Balance Sheet
As of August 30, 2020

Assets

Current Assets				
Cash	$	13,995		
Total Current Assets			$	13,995
Fixed Assets				
Equipment	$	3,000		
Total Fixed Assets			$	3,000
Total Assets			$	16,995

Liabilities and Equity

Current Liabilities				
Short Term Loan	$	7,500		
Total Current Liabilities			$	7,500
Noncurrent Liabilities				
Long Term Loan	$	21,500		
Total Noncurrent Liabilities			$	21,500
Total Assets			$	29,000
Equity				
Common Stock	$	100		
Owner's Distribution	$	(19,605)		
Total Equity			$	9,495
Total Liabilities and Equity			$	16,995

No Assurance Is Provided.